EXHIBIT 99.1

PART B – Report from PricewaterhouseCoopers LLP
The Board of Directors (the “Directors”)
Platform Specialty Products Corporation
1450 Centrepark Boulevard
West Palm Beach
Florida 33401
United States

The Board of Directors
MacDermid Performance Acquisitions Ltd
198 Golden Hillock Road
Birmingham
B11 2PN

Credit Suisse Securities (Europe) Limited (the “Financial Adviser”)
One Cabot Square
London
E14 4QJ

13 July 2015
Dear Sirs
Recommended acquisition of Alent plc by MacDermid Performance Acquisitions Ltd., a wholly owned subsidiary of Platform Specialty Products Corporation (the “Company”) to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006
We report on the statement (the “Statement”) by the Directors set out in the section titled: “Financial Benefits of the Transaction” of the Rule 2.7 Announcement dated 13 July 2015 (the “Announcement”) to the effect that:
“The Platform Directors, having reviewed and analysed the potential benefits of the Transaction, based on their experience of operating in the sector and taking into account the factors the Platform Group can influence, believe that the Combined Group, comprising both Platform and Alent in their entirety, will be able to achieve annual pre-tax cost synergies of at least US$50million as a result of the Transaction.  Platform expects these synergies to be phased in over the three years after the Transaction has completed.
The principal sources of quantified synergies are as follows:
—	approximately US$38million per annum of the identified synergies are expected to be generated from lower general and administration and corporate expenses and elimination of duplicated sales, marketing, IT and research and development expenditure; and
—	approximately US$12million per annum of the identified synergies are expected to be generated from reduced production costs due to optimising the Combined Group’s facilities and greater purchasing volume for various direct and indirect materials.
It is envisaged that the realisation of the identified synergies will result in non-recurring costs of approximately US$50million over the same period.  Aside from these costs, no material cost dis-synergies are expected in connection with the Transaction.
The expected synergies will accrue as a direct result of the success of the Transaction and would not be achieved on a standalone basis.”
This Statement has been made in the context of disclosure in Appendix 4 (Quantified Financial Benefits Statement) of the Announcement setting out the bases of belief of the Directors supporting the Statement and their analysis and explanation of the underlying constituent elements.
This report is required by Rule 28.1(a)(i) of the City Code on Takeovers and Mergers (the “City Code”) and is given for the purpose of complying with that rule and for no other purpose.
Responsibility
It is the responsibility of the Directors to make the Statement in accordance with the City Code.
It is our responsibility to form our opinion as required by Rule 28.1(a)(i) of the City Code, as to whether the Statement has been properly compiled on the basis stated.
Save for any responsibility which we may have to those persons to whom this report is expressly addressed or to the shareholders of the Company as a result of the inclusion of this report in the Announcement, and for any responsibility arising under Rule 28.1(a)(i) of the City Code to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 23.3(b) of the City Code, consenting to its inclusion in the Announcement.
Basis of Opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.
We have discussed the Statement together with the relevant bases of belief (including sources of information and assumptions) with the Directors and with the Company’s Financial Adviser. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.
Since the Statement and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual benefits achieved will correspond to those anticipated in the Statement and the differences may be material.
Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.
Opinion
In our opinion, on the basis of the foregoing, the Statement has been properly compiled on the basis stated.
Yours faithfully,

PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525.  The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business